PHILLIPS NIZER LLP
666 Fifth Avenue, 28th Floor
New York, NY  10103
(212) 977-9700
Fax (212) 262-5152

August 6, 2009

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	SignPath Pharma, Inc.
Registration Statement on Forms S-1/A3
Filed July 24, 2009
File No. 333-158474

 Dear Mr. Riedler:

As counsel to SignPath Pharma, Inc. (the “Company”), we are hereby responding to the August 3, 2009 comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1, File No. 333-158474, last filed by the Company with the Commission on July 24, 2009.  The Company’s responses are set forth below following the same chronological comments in the Staff’s comment letter.

We have included three hard copies of Amendment No. 3 to the registration statement (“Amendment No. 3”), filed with the Commission electronically today, one clean and two that are marked to show changes from Amendment No. 2.  Capitalized terms not otherwise defined in this letter are used here as defined in the registration statement.

Form S-l

1.
We note your response to comment 1 and the revised disclosure that the selling shareholders will sell at a fixed price of $0.85. Additionally, we note your response to comment 11 that at $0.85 per share the selling shareholders would incur a loss and that the company does not expect that the selling shareholders will sell their shares prior to there being a public listing for its shares.  This response implies that the shares will not be sold at a fixed price but will be sold at the market when a market develops.  As you are not eligible to do an at the market offering, the shares must be sold at a fixed price.  If you do not believe that the shareholders will sell their shares at $0.85 per share, please revise to include a fixed price at which the selling shareholders have agreement to sell their shares.

Mr. Jeffrey Riedler
August 6, 2009

We have revised the entire prospectus to reflect the change that the selling shareholders have agreed to sell their shares at $1.00 per share rather than $.85 per share.  This is reflected on the cover page, “Risk Factors,” “Dilution and Other Comparative Data,” “Plan of Distribution,” and “Selling Stockholders – Additional Disclosures – Comparison of Company Proceeds from the Preferred Stock Offering and Potential Investor Profit.”  There was no reason for the Company to say that it did not expect the selling stockholders will sell their shares prior to there being a public listing for its shares and that sentence should be struck from prior response No. 11, although it did not appear in the prospectus.

Risk Factors, page 6

We will rely on third parties to supply and manufacture our product candidates, without any direct control over the timing for the supply, production and delivery of our product candidates, thereby possibly adversely affecting any future revenues, page 17.

2.
We note your disclosure in this risk factor that, “Liposomal curcumin is manufactured in Vienna, Austria under contract with Polymun Inc.”  If you have an agreement with Polymun, please describe the material terms and file the agreement.  Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.  If SAFC and/or Sabinsa have agreements with Polymun, please clarify that you are not a party to the agreement and have no contractual rights under the agreement.

The only agreement with Polymun was previously filed as Exhibit 10.5 to the Registration Statement.  The risk factor on page 17 has been revised to state the correct full name of Polymun and a cross reference has been added to “Business - Potential Commercialization of Liposomal Curcumin and Nanocurcumin; and Raw Materials; Supplies.”  On page 37 the material terms of Exhibit 10.5 have previously been provided under the heading “Potential Commercialization of Liposomal Curcumin and Nanocurcumin.”  A cross reference to these terms has  been added below under “Raw Materials; Supplies.”  The material terms of the Agreement with SAFC previously filed as Exhibit 10.11 to the Registration Statement, have been added under “Business - Raw Materials; Supplies.”

Mr. Jeffrey Riedler
August 6, 2009

Report of Independent Registered Public Accounting Firm, page F-7

3.
Please have your auditor revise their audit report to present the restated net loss and accumulated deficit balances for the year ended December 31, 2008.  Due to the restatement of the Company’s December 31, 2008 financial information, the date of the audit report should also be revised.

This comment has been complied with.  The revised audit report has been filed with Amendment No. 3.

Under separate cover the Company has submitted the acceleration request together with the requested “Tandy Letter.”

If you have any questions concerning the matter please do not hesitate to contact the undersigned at 212-841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc:  Dr. Lawrence Helson